                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

          Under the Securities Exchange Act of 1934 (Amendment No. )*

                                 AMETECH, INC.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   031095102
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                                 (CUSIP Number)

                             Michael R. D'Appolonia
                            New Canaan Capital, LLC
                     3305 W. Spring Mountain Road, Suite 60
                            Las Vegas, Nevada  89102
                                (412) 963-6461
--------------------------------------------------------------------------------
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                With a copy to:
                                Richard S. Grey
                         Pillsbury Madison & Sutro LLP
                                 P.O. Box 7880
                         San Francisco, CA 94120-7880
                                (415) 983-1000

                                August 14, 1997
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (CONTINUED ON FOLLOWING PAGE(S))

                               Page 1 of 5 Pages

-------------------------------------------------------------------------------
  CUSIP NO. 031095102
------------------------------------------------------------------------------
    1   NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
        PERSONS:  New Canaan Capital, LLC              (86-0885734)
------------------------------------------------------------------------------
    2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                       (a) [_]
                                                       (b) [X]
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    3   SEC USE ONLY
------------------------------------------------------------------------------
    4   SOURCE OF FUNDS (SEE INSTRUCTIONS)             00
------------------------------------------------------------------------------
    5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
        IS REQURIED PURSUANT TO ITEM 2(d) OR 2(e)      [_]
------------------------------------------------------------------------------
    6   CITIZENSHIP OR PLACE OF ORGANIZATION           NEVADA
------------------------------------------------------------------------------
                     7    SOLE VOTING POWER            10,367,122 (see Item 5)
     NUMBER OF     -----------------------------------------------------------
      SHARES         8    SHARED VOTING POWER          NONE
   BENEFICIALLY    -----------------------------------------------------------
   OWNED BY EACH     9    SOLE DISPOSITIVE POWER       10,367,122 (see Item 5)
     REPORTING     -----------------------------------------------------------
   PERSON  WITH      10   SHARED DISPOSITVE POWER      NONE
------------------------------------------------------------------------------
    11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY
        EACH REPORTING PERSON                          10,367,122 (see Item 5)
------------------------------------------------------------------------------
    12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
        EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)     [_]
------------------------------------------------------------------------------
    13  PERCENT OF CLASS REPRESENTED
        BY AMOUNT IN ROW (11)                          75% (see Item 5)
------------------------------------------------------------------------------
    14  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)    00
------------------------------------------------------------------------------


                               Page 2 of 5 pages

Item 1.  Security and Issuer.
-------  -------------------

     The class of equity securities to which this statement relates is the common stock, par value $.01 per share (the "Common Stock") of Ametech, Inc., a Delaware corporation (the "Issuer"). The Issuer's principal executive offices are located at 1813 Southeast 25th Street, Oklahoma City, Oklahoma 73129.


Item 2.  Identity and Background.
-------  -----------------------

     (a)-(b) The person filing this Schedule is New Canaan Capital, LLC, a Nevada limited liability company (the "Company"). The Company's principal business address is 3305 W. Spring Mountain Road, Suite 60, Las Vegas, Nevada 89102.

         The principal business of the Company is investment and ownership of securities.

     (c) Not applicable to this transaction.

     (d)-(e) At no time during the last five years was the Company convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws.


Item 3.  Source and Amount of Funds or Other Consideration.
-------  -------------------------------------------------

     The Company has entered into a stock purchase agreement (the "Stock Purchase Agreement") dated August 14, 1997 with Moorpark Holding, Inc. ("Moorpark"), a Delaware corporation. Under the Stock Purchase Agreement, the Company will acquire ten million three hundred sixty-seven thousand one hundred twenty-two (10,367,122) shares of Common Stock (the "Stock") for a principal amount of $850,000. The Company has agreed to pay to Moorpark an additional consideration for the sale of the Stock, as indicated in the Stock Purchase Agreement attached hereto as Exhibit 99.1. The source of funds used to purchase the Stock was the capital of the Company.


Item 4.  Purpose of Transaction.
-------  ----------------------

     The Company acquired beneficial ownership of the Stock for the purpose of investment.

     Except as set forth above, the Company has no present plans or proposals which relate to, or would result in: the acquisition by any person of additional securities of the Issuer; an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; a change in the present board of directors or management of the Issuer, including plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; a material change in the present capitalization or dividend policy of the Issuer or any other material change in the Issuer's business or corporate structure; a change in the Issuer's certificate of incorporation or bylaws or other actions which might impede the acquisition of control of the Issuer

                               Page 3 of 5 Pages
by any person; causing a class of securities of the issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or any action similar to any of those enumerated above.


Item 5.  Interest in Securities of the Issuer.
------   ------------------------------------

     (a) Upon acquisition of the Stock, the Company became the direct owner of 10,367,122 shares of Common Stock representing 75% of the 13,817,121 issued and outstanding shares of Common Stock as of August 12, 1997 (excluding 115,000 shares of Common Stock held as treasury stock), the date of the Issuer's 10-Q.

     (b) The Company will have the sole power to vote or direct the disposition of up to 10,367,122 shares of Common Stock.

     (c) No transactions of Common Stock were effected by the Company during the past 60 days or since the most recent filing on Schedule 13D.

     (d) No person other than the Company herein has the right to receive or the power to direct the receipt of dividends or the proceeds from the sale of the securities being reported herein.

     (e) Not applicable.


Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect
------   ---------------------------------------------------------------------
         to Securities of the Issuer.
         ---------------------------

     The Company has no contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any security of the Issuer, including, but not limited to, transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.


Item 7.   Materials To Be Filed as Exhibits.
------    ---------------------------------

     Exhibit 99.1 - Stock Purchase Agreement dated August 14, 1997 between the Company and Moorpark Holding, Inc.

                               Page 4 of 5 Pages

                                   SIGNATURE
                                   ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  August 21, 1997


                                NEW CANAAN CAPITAL, LLC, a Nevada
                                limited liability company

                                By:  /s/ Michael R. D'Appolonia
                                     --------------------------
                                     Michael R. D'Appolonia
                                Its: Manager



                               Page 5 of 5 Pages